Exhibit 99.1

Second Quarter 2019 Earnings Release

Scotiabank reports second quarter results

All amounts are in Canadian dollars and are based on our unaudited Interim Condensed Consolidated Financial Statements for the quarter ended April 30, 2019 and related notes prepared in accordance with International Financial Reporting Standards (IFRS), unless otherwise noted. Our complete Second Quarter 2019 Report to Shareholders, including our unaudited interim financial statements for the period ended April 30, 2019, can also be found on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov. In addition, Supplementary Financial Information is also available, together with the Second Quarter 2019 Report on the Investor Relations page of www.scotiabank.com.

Second Quarter Highlights on a Reported basis (versus Q2, 2018)

•	Net income of $2,259 million, compared to $2,177 million
•	Earnings per share (diluted) of $1.73, compared to $1.70
•	Return on equity of 13.8%, compared to 14.9%

Second Quarter Highlights on an Adjusted basis(1) (versus Q2, 2018)

•	Net income of $2,263 million, compared to $2,190 million
•	Earnings per share (diluted) of $1.70, compared to $1.71
•	Return on equity of 13.6%, compared to 15.0%

TORONTO, May 28, 2019—Scotiabank reported second quarter net income of $2,259 million compared to $2,177 million in the same period last year. Diluted earnings per share were $1.73, compared to $1.70 in the same period a year ago. Return on equity was 13.8% compared to 14.9% a year ago.

Adjusting for Acquisition and divestiture-related amounts(1), net income increased 3% to $2,263 million and diluted earnings per share were $1.70 compared to $1.71 last year. Return on equity was 13.6% compared to 15.0% a year ago.

“The Bank continues to make steady progress in the execution of its strategy, completing previously announced acquisitions in Peru and the Dominican Republic and announcing the divestiture of El Salvador. Our sharper geographic focus, improved business mix and progress in digital banking position the Bank well for the future,” said Brian Porter, President and CEO of Scotiabank.

“We had strong operating results across our businesses. Earnings from the Personal and Commercial banking businesses were up 8% year-over-year while Global Banking and Markets rebounded strongly.”

“International Banking delivered strong results this quarter, with double-digit annual earnings growth. These results were driven by strong loan growth, particularly in the Pacific Alliance countries and the impact of acquisitions. Our competitive strength in these high-quality growth markets provides us with significant opportunities for customer-driven growth. Our merged Chilean operations are gaining market share while creating considerable synergies and value for our customers and shareholders.”

“Canadian Banking delivered solid results this quarter, driven by commercial lending and wealth management earnings growth, along with better expense management. The business continued its efforts to enhance the customer experience and advance digital adoption through the launch of two new platforms in the second quarter: Scotiabank Healthcare+Physician Banking and Scotiabank eHOME.”

“We also announced our intention to establish Global Wealth Management as a standalone business segment effective in fiscal 2020 to demonstrate its importance and our strategic commitment to expanding our global wealth management businesses.”

“The Bank reported a Common Equity Tier 1 capital ratio of 11.1% through strong internal capital generation, and prudent management of organic asset growth.”

“Overall, we delivered solid results across the Bank in the second quarter. We have made good progress towards strengthening our businesses and offering a superior customer experience. Looking ahead, we remain focused on delivering against our differentiated strategy and achieving consistent long-term growth.”

(1)	Refer to Non-GAAP Measures section on page 2.

Scotiabank Second Quarter Press Release 2019    1

Financial Results

Reported Results	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
(Unaudited) ($ millions)	2019	2019	2018	2019	2018
Net interest income	$4,193	$4,274	$3,950	$8,467	$7,886
Non-interest income	3,610	3,330	3,108	6,940	6,260

Total revenue	7,803	7,604	7,058	15,407	14,146
Provision for credit losses	873	688	534	1,561	1,078
Non-interest expenses	4,046	4,171	3,726	8,217	7,224
Income tax expense	625	498	621	1,123	1,330

Net income	$2,259	$2,247	$2,177	$4,506	$4,514

Net income attributable to non-controlling interests in subsidiaries	70	111	70	181	128

Net income attributable to equity holders of the Bank	$2,189	$2,136	$2,107	$4,325	$4,386
Preferred shareholders and other equity instrument holders	64	29	65	93	95
Common shareholders	$2,125	$2,107	$2,042	$4,232	$4,291

Earnings per common share (in dollars)
Basic	$1.74	$1.72	$1.70	$3.46	$3.58
Diluted	$1.73	$1.71	$1.70	$3.44	$3.56

Non-GAAP Measures

The Bank uses a number of financial measures to assess its performance. Some of these measures are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), which are based on International Financial Reporting Standards (IFRS), are not defined by GAAP and do not have standardized meanings that would ensure consistency and comparability among companies using these or similar measures. The Bank believes that certain non-GAAP measures are useful in assessing ongoing business performance and provide readers with a better understanding of how management assesses performance. These non-GAAP measures are used throughout this press release and are defined in the “Non-GAAP Measures” section of our Second Quarter 2019 Report to Shareholders.

Adjusted results and diluted earnings per share

The following tables present reconciliations of GAAP Reported financial results to non-GAAP Adjusted financial results. The financial results have been adjusted for the following:

Acquisition and divestiture-related amounts – Acquisition and divestiture-related amounts are defined as:

A)	Acquisition-related costs

1.

Integration costs – Includes costs that are incurred and relate to integrating the acquired operations and are recorded in the Canadian and International Banking operating segments. These costs will cease once integration is complete. The costs relate to the following acquisitions:

•	Jarislowsky, Fraser Limited, Canada (closed Q3, 2018)
•	BBVA, Chile (closed Q3, 2018)
•	Citibank consumer and small and medium enterprise operations, Colombia (closed Q3, 2018)
•	MD Financial Management, Canada (closed Q4, 2018)
•	Banco Dominicano del Progreso, Dominican Republic (closed Q2, 2019)
•	Banco Cencosud, Peru (closed Q2, 2019)

2.

Day 1 provision for credit losses on acquired performing financial instruments, as required by IFRS 9 and are recorded in the Canadian and International Banking operating segments. The standard does not differentiate between originated and purchased performing loans and as such, requires the same accounting treatment for both. These credit losses are considered Acquisition-related costs in periods where applicable. These costs relate to Banco Cencosud, Peru and Banco Dominicano del Progreso, Dominican Republic for Q2, 2019.

3.

Amortization of Acquisition-related intangible assets, excluding software. These costs relate to the six acquisitions above, as well as prior acquisitions and are recorded in the Canadian and International Banking operating segments.

B)

Net gain on divestitures – relates to the gain on divestitures of Scotia Crecer AFP and Scotia Seguros in the Dominican Republic that closed in Q2, 2019, and the loss on the sale of the insurance and banking operations in El Salvador announced this period. These amounts are recorded in the Other segment.

2    Scotiabank Second Quarter Press Release 2019

Reconciliation of reported and adjusted results and diluted earnings per share

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
($ millions)	2019	2019	2018	2019	2018
Reported Results
Net interest income	$4,193	$4,274	$3,950	$8,467	$7,886
Non-interest income	3,610	3,330	3,108	6,940	6,260

Total revenue	7,803	7,604	7,058	15,407	14,146
Provision for credit losses	873	688	534	1,561	1,078
Non-interest expenses	4,046	4,171	3,726	8,217	7,224

Income before taxes	2,884	2,745	2,798	5,629	5,844
Income tax expense	625	498	621	1,123	1,330

Net income	$2,259	$2,247	$2,177	$4,506	$4,514
Net income attributable to non-controlling interests in subsidiaries (NCI)	70	111	70	181	128

Net income attributable to equity holders	2,189	2,136	2,107	4,325	4,386
Net income attributable to common shareholders	2,125	2,107	2,042	4,232	4,291

Diluted earnings per share (in dollars)	$1.73	$1.71	$1.70	$3.44	$3.56

Acquisition and divestiture-related amounts
Day 1 provision for credit losses on acquired performing financial instruments(1)	$151	$—	$—	$151	$—
Integration costs(2)	25	31	—	56	—
Amortization of Acquisition-related intangible assets, excluding software(2)	28	30	18	58	36

Acquisition-related costs	204	61	18	265	36
Net gain on divestitures(3)	(173)	—	—	(173)	—

Acquisition and divestiture-related amounts (Pre-tax)	31	61	18	92	36
Income tax expense/(benefit)	(27)	(17)	(5)	(44)	(10)

Acquisition and divestiture-related amounts (After tax)	4	44	13	48	26
Adjustment attributable to NCI	(45)	(5)	—	(50)	—

Acquisition and divestiture-related amounts (After tax and NCI)	$(41)	$39	$13	$(2)	$26

Adjusted Results
Net interest income	$4,193	$4,274	$3,950	$8,467	$7,886
Non-interest income	3,437	3,330	3,108	6,767	6,260

Total revenue	7,630	7,604	7,058	15,234	14,146
Provision for credit losses	722	688	534	1,410	1,078
Non-interest expenses	3,993	4,110	3,708	8,103	7,188

Income before taxes	2,915	2,806	2,816	5,721	5,880
Income tax expense	652	515	626	1,167	1,340

Net income	$2,263	$2,291	$2,190	$4,554	$4,540
Net income attributable to NCI	115	116	70	231	128

Net income attributable to equity holders	2,148	2,175	2,120	4,323	4,412
Net income attributable to common shareholders	$2,084	$2,146	$2,055	$4,230	$4,317

Adjusted diluted earnings per share
Adjusted net income attributable to common shareholders	$2,084	$2,146	$2,055	$4,230	$4,317
Dilutive impact of share-based payment options and others	39	45	2	83	34

Adjusted net income attributable to common shareholders (diluted)	$2,123	$2,191	$2,057	$4,313	$4,351
Weighted average number of basic common shares outstanding (millions)	1,224	1,226	1,198	1,225	1,199
Dilutive impact of share-based payment options and others (millions)	28	29	5	28	16

Adjusted weighted average number of diluted common shares outstanding (millions)	1,252	1,255	1,203	1,253	1,215

Adjusted diluted earnings per share (in dollars)	$1.70	$1.75	$1.71	$3.44	$3.58

Impact of adjustments on diluted earnings per share (in dollars)	$(0.03)	$0.04	$0.01	$—	$0.02

(1)	Recorded in provision for credit losses.
(2)	Recorded in non-interest expenses.
(3)	Recorded in non-interest income.

Scotiabank Second Quarter Press Release 2019    3

Reconciliation of reported and adjusted results and diluted earnings per share by business line

Canadian Banking(1)

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
($ millions)	2019	2019	2018	2019	2018
Reported Results
Net interest income	$1,990	$2,036	$1,906	$4,026	$3,845
Non-interest income	1,390	1,379	1,325	2,769	2,689

Total revenue	3,380	3,415	3,231	6,795	6,534
Provision for credit losses	252	233	205	485	415
Non-interest expenses	1,711	1,730	1,641	3,441	3,246

Income before taxes	1,417	1,452	1,385	2,869	2,873
Income tax expense	369	379	368	748	754

Net income	$1,048	$1,073	$1,017	$2,121	$2,119
Net income attributable to non-controlling interests in subsidiaries (NCI)	—	—	—	—	—

Net income attributable to equity holders	$1,048	$1,073	$1,017	$2,121	$2,119

Adjustments for Acquisition-related costs
Day 1 provision for credit losses on acquired performing financial instruments(2)	$—	$—	$—	$—	$—
Integration costs(3)	6	7	—	13	—
Amortization of Acquisition-related intangible assets, excluding software(3)	14	14	7	28	14

Acquisition-related costs (Pre-tax)	20	21	7	41	14
Income tax expense/(benefit)	(6)	(5)	(2)	(11)	(4)

Acquisition-related costs (After tax)	14	16	5	30	10
Adjustment attributable to NCI	—	—	—	—	—

Acquisition-related costs (After tax and NCI)	$14	$16	$5	$30	$10

Adjusted Results
Net interest income	$1,990	$2,036	$1,906	$4,026	$3,845
Non-interest income	1,390	1,379	1,325	2,769	2,689

Total revenue	3,380	3,415	3,231	6,795	6,534
Provision for credit losses	252	233	205	485	415
Non-interest expenses	1,691	1,709	1,634	3,400	3,232

Income before taxes	1,437	1,473	1,392	2,910	2,887
Income tax expense	375	384	370	759	758

Net income	$1,062	$1,089	$1,022	$2,151	$2,129
Net income attributable to NCI	—	—	—	—	—

Net income attributable to equity holders	$1,062	$1,089	$1,022	$2,151	$2,129

(1)	Refer to Business Segment Review on page 7.
(2)	Recorded in provision for credit losses.
(3)	Recorded in non-interest expenses.

4    Scotiabank Second Quarter Press Release 2019

International Banking(1)

	For the three months ended			For the six months ended
($ millions)	April 30 2019	January 31 2019	April 30 2018	April 30 2019	April 30 2018
Reported Results
Net interest income	$2,121	$2,080	$1,758	$4,201	$3,465
Non-interest income	1,235	1,251	984	2,486	1,981

Total revenue	3,356	3,331	2,742	6,687	5,446
Provision for credit losses	628	470	340	1,098	684
Non-interest expenses	1,710	1,742	1,438	3,452	2,880

Income before taxes	1,018	1,119	964	2,137	1,882
Income tax expense	249	226	219	475	412

Net income	$769	$893	$745	$1,662	$1,470
Net income attributable to non-controlling interests in subsidiaries (NCI)	69	111	70	180	128

Net income attributable to equity holders	$700	$782	$675	$1,482	$1,342

Adjustments for Acquisition-related costs
Day 1 provision for credit losses on acquired performing financial instruments(2)	$151	$—	$—	$151	$—
Integration costs(3)	19	24	—	43	—
Amortization of Acquisition-related intangible assets, excluding software(3)	14	16	11	30	22

Acquisition-related costs (Pre-tax)	184	40	11	224	22
Income tax expense/(benefit)	(53)	(12)	(3)	(65)	(6)

Acquisition-related costs (After tax)	131	28	8	159	16
Adjustment attributable to NCI	(44)	(5)	—	(49)	—

Acquisition-related costs (After tax and NCI)	$87	$23	$8	$110	$16

Adjusted Results
Net interest income	$2,121	$2,080	$1,758	$4,201	$3,465
Non-interest income	1,235	1,251	984	2,486	1,981

Total revenue	3,356	3,331	2,742	6,687	5,446
Provision for credit losses	477	470	340	947	684
Non-interest expenses	1,677	1,702	1,427	3,379	2,858

Income before taxes	1,202	1,159	975	2,361	1,904
Income tax expense	302	238	222	540	418

Net income	$900	$921	$753	$1,821	$1,486
Net income attributable to NCI	113	116	70	229	128

Net income attributable to equity holders	$787	$805	$683	$1,592	$1,358

(1)	Refer to Business Segment Review on page 7.
(2)	Recorded in provision for credit losses.
(3)	Recorded in non-interest expenses.

Scotiabank Second Quarter Press Release 2019    5

Other(1)

	For the three months ended			For the six months ended
($ millions)	April 30 2019	January 31 2019	April 30 2018	April 30 2019	April 30 2018
Reported Results
Net interest income	$(268)	$(214)	$(76)	$(482)	$(176)
Non-interest income	184	(3)	6	181	(3)

Total revenue	(84)	(217)	(70)	(301)	(179)
Provision for credit losses	(1)	1	—	—	(1)
Non-interest expenses	31	54	82	85	(39)

Income before taxes	(114)	(272)	(152)	(386)	(139)
Income tax expense	(136)	(218)	(120)	(354)	(163)

Net income	$22	$(54)	$(32)	$(32)	$24
Net income attributable to non-controlling interests in subsidiaries (NCI)	1	—	—	1	—

Net income attributable to equity holders	$21	$(54)	$(32)	$(33)	$24

Adjustments for Net gain on divestitures(2)	$(173)	$—	$—	$(173)	$—
Income tax expense	32	—	—	32	—

Net gain on divestitures (After tax)	(141)	—	—	(141)	—
Adjustment attributable to NCI	(1)	—	—	(1)	—

Net gain on divestitures (After tax and NCI)	$(142)	$—	$—	$(142)	$—

Adjusted Results
Net interest income	$(268)	$(214)	$(76)	$(482)	$(176)
Non-interest income	11	(3)	6	8	(3)

Total revenue	(257)	(217)	(70)	(474)	(179)
Provision for credit losses	(1)	1	—	—	(1)
Non-interest expenses	31	54	82	85	(39)

Income before taxes	(287)	(272)	(152)	(559)	(139)
Income tax expense	(168)	(218)	(120)	(386)	(163)

Net income	$(119)	$(54)	$(32)	$(173)	$24
Net income attributable to NCI	2	—	—	2	—

Net income attributable to equity holders	$(121)	$(54)	$(32)	$(175)	$24

(1)	Refer to Business Segment Review on page 9.
(2)	Recorded in non-interest income.

6    Scotiabank Second Quarter Press Release 2019

Reconciliation of International Banking’s reported results and constant dollar results

International Banking business segment results are analyzed on a constant dollar basis. Under the constant dollar basis, prior period amounts are recalculated using current period average foreign currency rates. The following table presents the reconciliation between reported and constant dollar results for International Banking for prior periods.

	For the three months ended						For the six months ended
($ millions)	January 31, 2019			April 30, 2018			April 30, 2018
(Taxable equivalent basis)	Reported	Foreign exchange	Constant dollar	Reported	Foreign exchange	Constant dollar	Reported	Foreign exchange	Constant dollar
Net interest income	$2,080	$(30)	$2,110	$1,758	$(3)	$1,761	$3,465	$(24)	$3,489
Non-interest income	1,251	(28)	1,279	984	1	983	1,981	2	1,979

Total revenue	3,331	(58)	3,389	2,742	(2)	2,744	5,446	(22)	5,468
Provision for credit losses	470	(8)	478	340	4	336	684	4	680
Non-interest expenses	1,742	(21)	1,763	1,438	7	1,431	2,880	1	2,879
Income tax expense	226	(6)	232	219	(3)	222	412	(7)	419

Net income	$893	$(23)	$916	$745	$(10)	$755	$1,470	$(20)	$1,490

Net income attributable to non-controlling interest in subsidiaries	$111	$1	$110	$70	$(1)	$71	$128	$(1)	$129
Net income attributable to equity holders of the Bank	$782	$(24)	$806	$675	$(9)	$684	$1,342	$(19)	$1,361

Other measures
Average assets ($ billions)	$197	$—	$197	$160	$(1)	$161	$157	$(2)	$159
Average liabilities ($ billions)	$154	$(2)	$156	$124	$(1)	$125	$120	$(2)	$122

Business Segment Review

Canadian Banking

Q2 2019 vs Q2 2018

Net income attributable to equity holders was $1,048 million, an increase of $31 million or 3%. Adjusting for Acquisition-related costs, net income was $1,062 million, an increase of 4%, due primarily to higher revenue driven by solid loan growth, strong deposit growth and the impact of acquisitions. This was partly offset by higher non-interest expenses, higher provision for credit losses, the prior year benefit from an additional month of income from the Alignment of reporting period, and lower gains on sale of real estate.

Q2 2019 vs Q1 2019

Net income attributable to equity holders decreased $25 million or 2%. Adjusting for Acquisition-related costs, net income declined 2% due primarily to lower net interest income driven by three fewer days in the quarter and higher provision for credit losses, partially offset by higher non-interest income and lower non-interest expenses.

Year-to-date Q2 2019 vs Year-to-date Q2 2018

Net income attributable to equity holders was $2,121 million, in line with the prior year. Adjusting for Acquisition-related costs, net income was $2,151 million, an increase of 1%, due primarily to higher revenue driven by solid volume growth and the impact of acquisitions. This was partly offset by higher non-interest expenses, higher provision for credit losses, the prior year gain on the reorganization of Interac and benefit from the Alignment of reporting period, and lower gains on sale of real estate.

International Banking

Financial Performance on a Reported Basis

Q2 2019 vs Q2 2018

Net income attributable to equity holders of $700 million was up $25 million, or 4%. Adjusting for Acquisition and divestiture-related costs, net income increased to $787 million, up 15%. This growth was largely driven by higher net interest income due to strong loan growth in the Pacific Alliance countries, the impact of acquisitions, and higher non-interest income, including a

Scotiabank Second Quarter Press Release 2019    7

higher contribution from associated corporations. This was partly offset by increased non-interest expenses and provision for credit losses, the benefit of Alignment of the reporting period of Chile with the Bank (“Alignment of reporting period”) last year, and higher income taxes.

Q2 2019 vs Q1 2019

Net income attributable to equity holders decreased by $82 million or 11%. Adjusting for Acquisition and divestiture-related costs, net income decreased by $18 million or 2% largely driven by higher income taxes and last quarter’s benefit of Alignment of reporting period of Peru with the Bank, partly offset by revenue growth and lower non-interest expenses.

Year-to-date Q2 2019 vs Year-to-date Q2 2018

Net income attributable to equity holders of $1,482 million was up $140 million or 10%. Adjusting for Acquisition-related costs, net income increased to $1,592 million, up 17%. This growth was largely driven by higher net interest income due to strong loan growth in the Pacific Alliance countries, the impact of acquisitions, and higher non-interest income, including a higher contribution from associated corporations, partly offset by increased non-interest expenses and provision for credit losses.

Financial Performance on a Constant Dollar Basis

The discussion below for International Banking is on a constant dollar basis that excludes the impact of foreign currency translation, which is a non-GAAP financial measure (refer to Non-GAAP Measures). The Bank believes that reporting in constant dollar is useful for readers in assessing ongoing business performance.

Q2 2019 vs Q2 2018

Net income attributable to equity holders of $700 million was up $16 million or 2%. Adjusting for Acquisition and divestiture-related costs, net income increased to $787 million, up 14%. This growth was largely driven by higher net interest income due to strong loan growth in the Pacific Alliance countries, the impact of acquisitions, and higher non-interest income, including a larger contribution from associated corporations. This was partly offset by increased non-interest expenses and provision for credit losses, the benefit of Alignment of the reporting period of Chile with the Bank last year, and higher income taxes.

Q2 2019 vs Q1 2019

Net income attributable to equity holders decreased by $106 million or 13%. Adjusting for Acquisition and divestiture-related costs, net income decreased by $42 million or 5% due to last quarter’s benefit of the Alignment of reporting period of Peru with the Bank. Revenue growth and lower expenses were offset by lower tax benefits.

Year-to-date Q2 2019 vs Year-to-date Q2 2018

Net income attributable to equity holders of $1,482 million was up $121 million or 9%. Adjusting for Acquisition and divestiture-related costs, net income increased to $1,592 million, or 16%. This growth was largely driven by higher net interest income due to strong loan growth in the Pacific Alliance countries, the impact of acquisitions, and higher non-interest income, including a higher contribution from associated corporations, partly offset by increased non-interest expenses and provision for credit losses.

Global Banking and Markets

Q2 2019 vs Q2 2018

Net income attributable to equity holders was $420 million, a decrease of $27 million or 6%. Lower net interest income, higher non-interest expenses, and lower recovery of provision for credit losses were partially offset by higher non-interest income, the favourable impact of foreign currency translation, and lower income taxes.

Q2 2019 vs Q1 2019

Net income attributable to equity holders increased by $85 million or 25%. This was due mainly to higher non-interest income and lower non-interest expenses, partly offset by lower net interest income, lower recovery of provision for credit losses, and higher income taxes.

Year-to-date Q2 2019 vs Year-to-date Q2 2018

Net income attributable to equity holders decreased by $146 million or 16%. This was due mainly to lower non-interest income, higher non-interest expenses, and lower net interest income, partly offset by lower income taxes.

8    Scotiabank Second Quarter Press Release 2019

Other

Q2 2019 vs Q2 2018

Net income attributable to equity holders was $21 million. Adjusting for the Net gain on divestitures of $142 million ($173 million pre-tax), there was a net loss of $121 million, compared to $32 million in the same period last year. This was due mainly to lower contributions from asset/liability management activities, partly offset by higher gains on sale of investment securities, lower non-interest expenses and lower taxes.

Q2 2019 vs Q1 2019

Net income attributable to equity holders was $21 million. Adjusting for the Net gain on divestitures, there was a net loss of $121 million, compared to $54 million. This was primarily due to lower contributions from asset/liability management activities and higher income taxes, partly offset by higher gains on sale of investment securities and lower non-interest expenses.

Year-to-date Q2 2019 vs Year-to-date Q2 2018

Net loss attributable to equity holders was $33 million. Adjusting for the Net gain on divestitures, the net loss was $175 million, compared to net income of $24 million. The prior year had lower expenses primarily related to the benefits remeasurement of $150 million ($203 million pre-tax). The current period also reflects lower contributions from asset/liability management activities.

Credit risk

Allowance for credit losses

The total allowance for credit losses as at April 30, 2019 was $5,376 million. The allowance for credit losses on loans was $5,295 million, up $184 million from the prior quarter, due primarily to the impact of Day 1 provision for credit losses on acquired performing loans. The allowance on impaired loans decreased to $1,669 million from $1,680 million as at January 31, 2019, due primarily to write-offs net of recoveries during the quarter. The allowance against performing loans was higher at $3,626 million compared to $3,431 million as at January 31, 2019, due primarily to the impact of Day 1 provision for credit losses on acquired performing loans.

Impaired loans

Total gross impaired loans as at April 30, 2019 were $5,364 million, up from $5,287 million as at January 31, 2019, due largely to new formations in the retail portfolio in International Banking.

Net impaired loans in Canadian Banking were $707 million as at April 30, 2019, an increase of $16 million from January 31, 2019 mainly due to new formations in the commercial portfolio. International Banking’s net impaired loans were $2,743 million as at April 30, 2019, an increase of $81 million from January 31, 2019 mainly due to new formations in the retail portfolios. In Global Banking and Markets, net impaired loans were $245 million as at April 30, 2019, a decrease of $8 million from January 31, 2019 due largely to resolutions during the quarter. Net impaired loans as a percentage of loans and acceptances were 0.61% as at April 30, 2019, unchanged from last quarter.

Capital ratios

The Bank’s Common Equity Tier 1 capital ratio was 11.1% at April 30, 2019, in line with the prior quarter, primarily due to strong internal capital generation which was offset by organic growth in risk-weighted assets, the net impact from the Bank’s acquisitions and divestitures which closed during the quarter, share buybacks under the Bank’s Normal Course Issuer Bid and the impact from employee pension and post-retirement benefits on accumulated other comprehensive income.

In addition, the Bank’s Tier 1 capital ratio remained in line at 12.5% and the Total Capital ratio increased by approximately 10 basis points to 14.7%, primarily due to the above impacts to the Common Equity Tier 1 (CET1) ratio.

The Bank’s Leverage ratio declined by approximately 10 bps this quarter due to growth in the Bank’s consolidated assets, which included the impact from acquisitions.

As at April 30, 2019, the CET1, Tier 1, Total capital and Leverage ratios were well above OSFI’s minimum capital ratios.

Scotiabank Second Quarter Press Release 2019    9

Forward-looking statements

From time to time, our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. In addition, representatives of the Bank may include forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis in the Bank’s 2018 Annual Report under the headings “Outlook” and in other statements regarding the Bank’s objectives, strategies to achieve those objectives, the regulatory environment in which the Bank operates, anticipated financial results, and the outlook for the Bank’s businesses and for the Canadian, U.S. and global economies. Such statements are typically identified by words or phrases such as “believe,” “expect,” “foresee,” “forecast,” “anticipate,” “intend,” “estimate,” “plan,” “goal,” “project,” and similar expressions of future or conditional verbs, such as “will,” “may,” “should,” “would” and “could.”

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved.

We caution readers not to place undue reliance on these statements as a number of risk factors, many of which are beyond our control and effects of which can be difficult to predict, could cause our actual results to differ materially from the expectations, targets, estimates or intentions expressed in such forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; changes in currency and interest rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the failure of third parties to comply with their obligations to the Bank and its affiliates; changes in monetary, fiscal, or economic policy and tax legislation and interpretation; changes in laws and regulations or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs; changes to our credit ratings; operational and infrastructure risks; reputational risks; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services; our ability to execute our strategic plans, including the successful completion of acquisitions and dispositions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; global capital markets activity; the Bank’s ability to attract, develop and retain key executives; the evolution of various types of fraud or other criminal behaviour to which the Bank is exposed; disruptions in or attacks (including cyber-attacks) on the Bank’s information technology, internet, network access, or other voice or data communications systems or services; increased competition in the geographic and in business areas in which we operate, including through internet and mobile banking and non-traditional competitors; exposure related to significant litigation and regulatory matters; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results, for more information, please see the “Risk Management” section of the Bank’s 2018 Annual Report, as may be updated by quarterly reports.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2018 Annual Report under the headings “Outlook”, as updated by quarterly reports. The “Outlook” sections are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities, and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. Except as required by law, the Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

10    Scotiabank Second Quarter Press Release 2019

Shareholder information

Dividend and Share Purchase Plan

Scotiabank’s dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.

As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. All administrative costs of the plan are paid by the Bank.

For more information on participation in the plan, please contact the transfer agent.

Website

For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.

Conference call and Web broadcast

The quarterly results conference call will take place on May 28, 2019, at 8:00 am EDT and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone at 647-484-0474 or toll-free, at 1-888-378-4398 using ID 478364# (please call shortly before 8:00 am EDT). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page of www.scotiabank.com.

Following discussion of the results by Scotiabank executives, there will be a question and answer session. A telephone replay of the conference call will be available from May 28, 2019, to June 12, 2019, by calling 647-436-0148 or 1-888-203-1112 (North America toll-free) and entering the access code 2950667#. The archived audio webcast will be available on the Bank’s website for three months.

Contact information

Investors:

Financial Analysts, Portfolio Managers and other Institutional Investors requiring financial information, please contact Investor Relations, Finance Department:

Scotiabank

Scotia Plaza, 44 King Street West

Toronto, Ontario, Canada M5H 1H1

Telephone: (416) 775-0798

E-mail: investor.relations@scotiabank.com

Media:

For media enquiries, please contact the Global Communications Department at the above address.

Telephone: (416) 775-0828

E-mail: corporate.communications@scotiabank.com

Shareholders:

For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank’s transfer agent:

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario, Canada M5J 2Y1

Telephone: 1-877-982-8767

Fax: 1-888-453-0330

E-mail: service@computershare.com

Co-Transfer Agent (U.S.A.)

Computershare Trust Company N.A.

250 Royall Street

Canton, MA 02021, U.S.A.

Telephone: 1-800-962-4284

For other shareholder enquiries, please contact the Corporate Secretary’s Department:

Scotiabank

Scotia Plaza, 44 King Street West

Toronto, Ontario, Canada M5H 1H1

Telephone: (416) 866-3672

E-mail: corporate.secretary@scotiabank.com

Scotiabank Second Quarter Press Release 2019    11

Rapport trimestriel disponible en français

Le Rapport annuel et les états financiers de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer Relations publiques, Affaires de la société et Affaires gouvernementales, La Banque de Nouvelle-Écosse, Scotia Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible, l’étiquette d’adresse, afin que nous puissions prendre note du changement.

CONTACT INFORMATION: Steven Hung Scotiabank Investor Relations (416) 933-8774	Annie Cuerrier Scotiabank Global Communications (416) 775-0828

12    Scotiabank Second Quarter Press Release 2019